UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Kang Xin
Name:	Kang Xin
Title:	Company Secretary
Dated: March 28, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 27, 2008, entitled “CNOOC Ltd.’s Net Income Hit New High and Net Production Exceeded Expectations”.

Exhibit 99.1
中國海洋石油有限公司
CNOOC LIMITED
FOR IMMEDIATE RELEASE

CNOOC Ltd.’s Net Income Hit New High and
 Net Production Exceeded Expectations

(Hong Kong, March 27, 2008) CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announced today its annual results for the 12 months ended December 31, 2007.

Last year, our total revenues, net profits and net production all increased steadily. The total revenue of the Company amounted to RMB 90.72 billion. Net income hit a historical high of RMB 31.26 billion, representing a year on year (yoy) increase of 1.1%. Earnings per share reached RMB 0.72.

In 2007, the net oil and gas production of the Company exceeded expectations, increasing by 2.6% to 171 mm BOE, among which the net production from offshore China was 149 million BOE.

Benefiting from the stable growth of oil and gas production, together with rise in average realized oil prices, the Company generated revenue of RMB 73 billion from oil and gas sales, a yoy increase of 7.7%. Our average realized oil and gas price reached US$66.26 per barrel and US$3.30 per thousand cubic feet, up 12.5% and 8.7% from last year respectively.

Under the pressure of inflation and overall surge in costs within the industry, the Company has maintained stringent cost control. The all-in cost was US$16.37 per barrel, which is competitive among global peers.

The Board of Directors has proposed a year-end final dividend of HK$0.17 per share to shareholders. Together with the interim dividend of HK$ 0.13 per share, the Company would distribute a total dividend of HK$0.30 per share for the fiscal year of 2007.

In the year, the Company continued progresses in operating activities. Our Capex reached US$3,515 million, including US$666 million allocated for exploration. Based on encouraging exploration results in the first six months of the year, the Company strengthened exploration activities in the second half. As of December 31, 2007, the Company made 12 oil and gas discoveries, including Jinzhou 25-1, and 10 appraisal successes. During the year, we realized a reserve replacement ratio of 142% and increased net proved reserves by 244 million BOE.

In 2007, 5 new projects commenced production successfully, including Liuhua 11-1, which recovered its production from the strike of typhoon “Chan Chu”. In addition, enhanced performance of existing fields has made great contribution to the production growth.

In the year, our HSE performance maintained good records and new implementation measures were adopted. It worth mentioning that, the first offshore wind generator was started on the platform Suizhong 36-1, marked as the first partly wind-powered oilfield in the world.

“During last year, CNOOC Ltd. has once again fulfilled performance targets. With effective operation management, we are glad to see the Company conclude 2007 with solid production growth, successful exploration and development, and improving HSE records. Looking into the future, we will continue to carry out our established strategies and dedicate to the growth of production and reserve, in order to provide more return to our shareholders in 2008. ” Commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

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Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations, including those associated with fluctuations in crude oil and natural gas prices, our exploration or development activities, our capital expenditure requirements, our business strategy, the highly competitive nature of the oil and natural gas industries, our foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.  Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements.  We cannot assure that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or our operations.
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For further enquiries, please contact:

Mr. Xiao Zongwei General Manager of Investor Relations CNOOC Limited Tel: +86-10-8452-1646 Fax: +86-10-8452-1441 E-mail: xiaozw@cnooc.com.cn	Ms. Carol Wong Senior Account Manager Ketchum Hong Kong Tel: +852-3141-8098 Fax: +852-2510-8199 E-mail: carol.wong@knprhk.com

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